

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 31, 2008

By US Mail and Facsimile

Mr. Douglas J. Newby
Chief Financial Officer
PolyMet Mining Corporation
1177 West Hastings St. Suite 1003
Vancouver, BC V6E 2K3

> **Re: PolyMet Mining Corp.**
> **Form 20-F for the year ended January 31, 2007**
> **Filed May 31, 2007**
> **File No. 0-18701**

Dear Mr. Newby:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended January 31, 2007

Directors and Senior Management, page 33

1.   In future filings, provide the biographical sketches without significant gaps. For
        example, we note that you provide Mr. Murray's experience up until April 1993,
        and then again commencing with March 2003.

Related Party Transactions, page 45

2.   We note that several directors received consulting fees in connection with the
        NorthMet Project. Expand this section to discuss the material terms of your
        consulting agreements with Messrs. Dreisinger and Swearingen, and file the
        consulting agreements as exhibits.

Disclosure Controls and Procedures, page 54

3.   You state that you established new internal controls in light of the need for you to
        restate your 2005 and 2006 financial statements. Please describe in necessary
        detail the material changes you made to your internal controls. We note in that
        regard the general statement that appears in the second paragraph on page 56.

Financial Statements, page 58

4.   We note that you did not file the audit report of the predecessor auditors. Please
        amend to include their audit report, as an audit report referring to each period for
        which audited financial statements are required must be included in the filing.
        See Item 8.A.3 of Form 20-F. In addition, we note that the prior years' financial
        statement balances were restated. Please disclose how your auditors complied
        with AU Section 315, "Discovery of Possible Misstatements in Financial
        Statements Reported on by a Predecessor Auditor."

Exhibits

5.   File as exhibits the employment agreements with your named executive officers
        discussed on page 42.

Engineering Comment

General

6.   We note that you refer to or use terms such as potential mineralization, drill
        indicated resources, measured, indicated, or inferred resources on your website.

As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Kim Calder at (202) 511-3701 if you have questions regarding comments on the financial statements and related matters.   You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comment. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director